November 1, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E
Washington, D.C, 20549

Attention: Ms. Linda Cvrkel

Re:  DryShips Inc.
     Form 20-F/A for the year ended December 31, 2005
     Filed May 11, 2006
     File No. 000-51141
     ------------------------------------------------

Dear Ms. Cvrkel:

Thank you for the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 ("Form 20-F") of DryShips Inc. (the "Company") filed on May 11, 2006, as provided in a letter to Christopher J. Thomas, the Company's former Chief Financial Officer, dated October 19, 2006. For your guidance, George Economou is currently the Company's Acting Chief Finance Officer.

This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

1. Form 6-K dated September 20, 2006

Comment:

We note that the income statement data provided for the three and six months ended June 30, 2005 is restated. Please tell us the nature of this restatement and the impact to your previous filed financial statements contained in your December 31, 2005 Form 20-F.

Response:

The Company revised its income statement data for the three and six months ended June 30, 2005 included in Form 6-K dated September 20, 2006. This restatement does not impact the Company's previously filed financial statements contained in its December 31, 2005 Form 20-F, since the nature of the restatement was identified and properly accounted for as of and for the year ended December 31, 2005. The nature of the restatement of the income statement data for the three and six months ended June 30, 2005 consisted mainly of corrections relating to accrued liabilities, the valuation of an interest rate swap, the capitalization of loan fees, the amortization of deferred revenue for vessels acquired with an attached time charter agreement and expensing of costs previously capitalized during a time of great growth of the Company.

We also inform the Staff that the income statement data to be provided for the nine month period ended September 30, 2006, will also include restated comparative information, for the same reasons mentioned above.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention to the Company's reports. If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Robert E. Lustrin at (212) 574-1420.

Very truly yours,

SEWARD & KISSEL LLP


By: /s/ Gary J. Wolfe
   ---------------------
    Gary J. Wolfe

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